ChoiceOne Financial Services, Inc.
109 East Division

Sparta, Michigan 49345
(616) 887-7366

June 13, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Madeleine Mateo

Re:	ChoiceOne Financial Services, Inc. (the "Registrant") Registration Statement on Form S-3 (File No. 333-272337)

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Securities Act"), the Registrant hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective under the Securities Act at 9:00 a.m., Washington, D.C. time, on June 20, 2023, or as soon thereafter as reasonably practicable.

The Registrant acknowledges that:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for adequacy and accuracy of the disclosure in the filing; and

3.	The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

CHOICEONE FINANCIAL SERVICES, INC.

By	/s/ Kelly J. Potes
Kelly J. Potes President and Chief Executive Officer